Exhibit 99.2

中國海洋石油有限公司
CNOOC LIMITED

FOR IMMEDIATE RELEASE

CNOOC Ltd.’s BZ34-1 Starts Production Ahead of Schedule

(Hong Kong, December 25, 2007) - CNOOC Limited (NYSE: CEO, SEHK: 883, “the Company") announced today that Bo Zhong (BZ) 34-1, an oilfield in Boai Bay, has successfully come on stream ahead of schedule. More than 4,800 barrels of oil per day are produced from 7 wells currently.

Located in southern Bohai Bay, BZ 34-1 oil field is adjacent to BZ34-2/4. The development facilities of BZ 34-1 include one central platform and one wellhead platform.

According to the ODP plan, there are more than 20 producing wells in BZ34-1, other wells will come on stream in 2008. The peak daily production of the field is expected to reach 12000 barrels of oil.

Mr. Liu Jian, Executive Vice President of the Company commented, “Benefiting from the effective and well-managed construction activities together with the hard works of the operation team, BZ34-1 has started production two month earlier than planned. We’re pleased to witness several recent start-ups of new oil fields, which will bring more return to our invertors in a long run.”

BZ 34-1 is an independent oilfield of CNOOC Ltd..

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Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

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More information about the Company is available at http://www.cnoocltd.com.

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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results.  The words “believe,” “intend,” “expect,” “anticipate,” “project,” “estimate,” “plan,” “predict” and similar expressions are intended to identify such forward-looking statements.  These statements are based on assumptions and analyses made by us that we believe are reasonable under the circumstances.  However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations.  For a description of these and other risks and uncertainties, please see the documents we file from time to time with the United States Securities and Exchange Commission, including our 2006 Annual Report on Form 20-F filed on June 29, 2007.

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For further enquiries, please contact:

Mr. Xiao Zongwei
General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

Ms. Carol Wong
Account Manager
Ketchum Hong Kong
Tel: +852-3141-8098
Fax: +852-2510-8199
E-mail: carol.wong@knprhk.com